FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of December 2007

Commission File Number: 333-13580

Teléfonos de México, S.A.B. de C.V. (Exact Name of the Registrant as Specified in the Charter)
Telephones of Mexico (Translation of Registrant's Name into English)
Parque Vía 190 Colonia Cuauhtémoc México City 06599, México, D.F. (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F....Ö .....Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No...Ö ..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

------------------------------------------------------------------------------------------------------------------------------------

SUMMARY OF RESOLUTIONS ADOPTED AT THE EXTRAORDINARY SHAREHOLDERS' GENERAL MEETING OF TELEFONOS DE MEXICO, S.A.B. DE CV, CELEBRATED ON DECEMBER 21, 2007

1.- SPIN-OFF.- The stockholders of TELMEX approved the TELMEX Spin-off, pursuant to Article 228 Bis of the Mexican Corporations Law (Ley General de Sociedades Mercantiles) by which TELMEX will allocate part of its assets, liabilities and stockholders' equity to a new company resulting from the Spin-off named TELMEX INTERNACIONAL, S.A.B. de C.V. (hereinafter TELMEX INTERNACIONAL). The Spin-off will be carried out under the following conditions:

a) The Spin-off will be based on TELMEX's audited financial statements for the year ended December 31, 2006, and the unaudited condensed consolidated pro forma balance sheet as of September 30, 2007, which take into account the effects of the Spin-off. The pro forma balance sheets figures will be adjusted to reflect the amounts as of the effective date of the corresponding transfers.

b) As a consequence of the Spin-off, TELMEX INTERNACIONAL will be formed with the following specified assets, debt and stockholders' equity of TELMEX:

(i) A portion of the assets in the amount of Ps.123,648 (millions of Mexican pesos with purchasing power at September 30, 2007), assuming that the Spin-off had taken place as of September 30, 2007. As a consequence, the interest of TELMEX in its wholly-own subsidiary Controladora de Servicios de Telecomunicaciones, S.A. de C.V. will be transferred to TELMEX INTERNACIONAL, and TELMEX INTERNACIONAL will take indirect control over the companies with operations in Latin America and Sección Amarilla (Yellow Pages) in Mexico and other countries.

(ii) A portion of the liabilities in the amount of Ps.40,283 (millions of Mexican pesos with purchasing power at September 30, 2007), corresponding to: "Short-term debt and current portion of long-term debt", "Other current liabilities", "Long-term debt", "Labor obligations" and "Deferred taxes".

(iii) A portion of stockholders' equity in the amount of Ps.83,365 (millions of Mexican pesos with purchasing power at September 30, 2007), corresponding to: "Majority Stockholders' Equity" and "Minority Interest".

These figures will be adjusted to reflect the amounts as of the effective date of the corresponding transfers.

Based on the TELMEX unaudited pro forma financial statements of September 30, 2007, TELMEX has made capital contributions to certain of its Latin American and U.S. subsidiaries in connection with the transfer of current assets to TELMEX INTERNACIONAL.

Any repurchases of shares by TELMEX between the date on which TELMEX INTERNACIONAL is created and the date on which shares of TELMEX INTERNACIONAL are distributed to its stockholders, may result in adjustments to TELMEX's stockholders' equity and cash and cash equivalents, as will be determined by TELMEX's board of directors.

c) TELMEX will continue operating under its current legal name, corporate purpose and by-laws, including the amendment of Clause Six of its by-laws, approved at the above-mentioned Stockholders' Meeting.

Once the transfer undertaken by TELMEX as a consequence of the Spin-off to TELMEX INTERNACIONAL takes place, the amount of TELMEX's stockholders' equity will be Ps.139,163,691.18 (Mexican pesos with purchasing power at September 30, 2007), which corresponds to the minimum fixed capital without withdrawal right (capital mínimo fijo sin derecho a retiro) and will be represented by 8,114,596,082 ordinary shares of Class "AA", without par value; 461,548,312 ordinary shares of Class "A", without par value; and 23,655,859,470 shares of Class "L", without par value and limited voting rights. When TELMEX INTERNACIONAL is established, TELMEX will hold, for its placement pursuant to Article 56 of the Mexican Securities Law (Ley del Mercado de Valores), a total of 31,307,080 Class "A" treasury shares, and 12,819,160,114 Class "L" treasury shares. The amount of treasury shares will be adjusted to reflect the amounts as of the effective date of the corresponding transfers. The TELMEX INTERNACIONAL minimum fixed capital will be Ps.263,736,357.12 (Mexican pesos with purchasing power at September 30, 2007), represented by 8,114,596,082 ordinary shares of Class "AA", without par value; 461,548,312 ordinary shares of Class "A", without par value; and 23,655,859,470 shares of class "L", without par value and limited voting rights. Finally, when TELMEX INTERNACIONAL is established, TELMEX INTERNACIONAL will hold, for its placement pursuant to Article 56 of the Securities Market Law, a total of 31,307,080 Class "A" treasury shares and 12,819,160,114 Class "L" treasury shares. The amount of treasury shares will be adjusted to reflect the amounts as of the effective date of the corresponding transfers.

d) TELMEX INTERNACIONAL will be the universal assignee of the assets and liabilities transferred by TELMEX, meaning that TELMEX INTERNACIONAL will exclusively assume the obligations that are transferred by virtue of the Spin-off. If TELMEX INTERNACIONAL does not comply with any of the obligations transferred by virtue of the Spin-off, Article 228 Bis letter d) of the Mexican Corporations Law (Ley General de Sociedades Mercantiles) will apply.

e) The form of by-laws by which TELMEX INTERNACIONAL will be governed is attached as an appendix to the Stockholders' Meeting Minutes.

f) When the Spin-off is effective, each TELMEX stockholder initially will hold stockholders' equity of TELMEX INTERNACIONAL in the same proportion that represents its TELMEX shares ownership.

g) The stockholders' resolution approving the Spin-off will be notarized and registered in the Mexican Public Registry of Commerce and a notice of the Spin-off will be published in the Official Gazette (Diario Oficial de la Federación), and in at least one of the most widely distributed newspapers in Mexico.

h) The Spin-off will become effective for TELMEX, TELMEX INTERNACIONAL, their respective stockholders and for fiscal and accounting purposes, from the date in which constitutive documents of TELMEX INTERNACIONAL have been registered with an official Mexican notary. The Spin-off will become fully effective when all clearances, confirmations, favorable opinions and non-objections have been obtained from the Mexican authorities and once the 45-day period set forth in Article 228 Bis of the Mexican Corporations Law (Ley General de Sociedades Mercantiles) has been completed with no founded opposition, in which case the corresponding effects of the Spin-off will be effective as of the date the constitutive documents of TELMEX INTERNACIONAL have been notarized.

2.- AMENDMENT TO CLAUSE SIX OF THE BY-LAWS. The first paragraph of Clause Six of the by-laws was amended as follows: (i) the paragraph will set forth the total outstanding shares of Class "A", "AA" and "L" shares to reflect exchanges between classes of stock made by stockholders pursuant to TELMEX's by-laws, and (ii) the paragraph will set forth the amount of minimum fixed capital resulting from the Spin-off; the remaining articles of the by-laws will continue to be in effect under their current terms.

3.- COMPLIANCE WITH FISCAL OBLIGATIONS. As required by the applicable Mexican tax laws, the tax obligations compliance report for the year ended as of December 31, 2006, issued by a Mexican certified accountant was presented to the stockholders at the Stockholders' meeting, demonstrating the company's compliance with its tax obligations.

4.- APPOINTMENT OF DELEGATES.- The following persons were appointed to formalize and execute the resolutions adopted at the Stockholders' Meeting: Héctor Slim Seade, Adolfo Cerezo Pérez, Sergio F. Medina Noriega and Rafael Robles Miaja.

----------------------------------------------------------------------------------------------------------------------------------------------------

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: December 21, 2007.	TELÉFONOS DE MÉXICO, S.A.B. DE C.V. By: __________________ Name: Adolfo Cerezo Pérez Title: Chief Financial Officer

Ref: Teléfonos de México, S.A.B. de C.V. - SUMMARY OF RESOLUTIONS ADOPTED AT THE EXTRAORDINARY SHAREHOLDERS' GENERAL MEETING OF TELEFONOS DE MEXICO, S.A.B. DE CV, CELEBRATED ON DECEMBER 21, 2007